**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 16, 2008**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Brocade Communications Systems, Inc.**


**File No. 0-25601 - CF#22577**

_____


       Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 22, 2008.

       Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through May 20, 2011 |
| Exhibit 10.2 | through December 24, 2008 |
| Exhibit 10.3 | through December 31, 2008 |
| Exhibit 10.4 | through December 31, 2009 |
| Exhibit 10.5 | through August 31, 2010 |
| Exhibit 10.6 | through August 31, 2010 |


       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


David L. Orlic
Special Counsel